		Dec 31, 2023				Dec 31, 2022		
Year		Original Issuance	Crowdfunding/ Seed investors	Fully Diluted		Original Issuance	Crowdfun ding/Seed investors	Fully Diluted
I. Common Stock 10,424,434 shares authorized)								
A. Issued and Outstanding		7,609,230	176,348	7,785,578		7,609,230	166,413	7,775,643
II. Preferred Stock (0 shares authorized)								
A. Series A Issued and Outstanding (_____ shares designated)		0	0	0		0	0	0
B. Series B Issued and Outstanding (_____ shares designated)		0	0	0		0	0	0
C. Series B Warrants (as converted)		0	0	0		0	0	0
D. Series C Issued and Outstanding (_____ shares designated)		0	0	0		0	0	0
III. [202_] Stock Plan								
A. Maximum number of shares authorized under Plan	960,000				960,000			
B. Options								
B1. Total Option Grants	1,124,723				825,241			
B2. Less: Cancelled and Expired Option Grants - Put Back in Plan	201,670				100,000			
B3. Less: Total Option Exercises [1]	0				0			
B4. Equals: Total Options Outstanding (B1-B2-B3)	*923,053*				*725,241*			
C. Restricted Stock (RSP) Issuances								
C1. Total RSP Grants	0				0			
C2. Less: Repurchased RSP Issuances - Not Back in Plan	0				0			
C3. Equals: Net RSP Issuances - Outstanding [1]	*0*				*0*			
D. Shares Available for Future Option/RSP Grants								
D1. (A-B3-B4-C1)	*36,947*				*234,759*			
E. Shares Remaining Under Plan								
(shares available for stock or option grants as well as outstanding options)								
E1. (B4+D1)	*960,000*			*960,000*	*960,000*			*960,000*
IV. Total Shares Issued and Outstanding, Including Shares Committed for Issuance and Employee Reserves, Assuming Conversion of All Convertible Securities and Exercise of All Outstanding Options		*7,609,230*		*8,745,578*		*7,609,230*		*8,735,643*

(1) Included under "Common Stock - Issued and Outstanding".

Breakdown of Ownership						
Overall		Shares	%		Shares	%
I. Common Stock		7,785,578	89.02%		7,775,643	89.01%
II. Series A Preferred Stock		0	0.00%		0	0.00%
III. Series B Preferred Stock		0	0.00%		0	0.00%
IV. Series __ Warrants		0	0.00%		0	0.00%
V. Series C Preferred Stock		0	0.00%		0	0.00%
VI. 202_ Stock Plan (options issued and available for issue)		960,000	10.98%		960,000	10.99%
TOTAL:		**8,745,578**	**100.00%**		**8,735,643**	**100.00%**